UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of May 2005

Quarterly Report News Release

(Commission File.  No 0-20390).

ID BIOMEDICAL CORPORATION

(Translation of registrant’s name in English)

1630 Waterfront Centre, 200 Burrard Street, Vancouver, BC V6C 3L6

(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-431-9314

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☐    40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes:  ☐    No:  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ID Biomedical Corporation

	By:	/s/ Anthony F. Holler

Anthony F. Holler, Chief Executive Officer

Date: May 17, 2005

2

For immediate release

ID BIOMEDICAL REPORTS 2005 FIRST QUARTER RESULTS

Vancouver, BC – May 16, 2005 – ID Biomedical Corporation (TSX: IDB; NASDAQ: IDBE) announced today financial results for the quarter ended March 31, 2005.  Amounts, unless specified, are expressed in Canadian dollars.

Commenting on the first quarter, Todd Patrick, President of ID Biomedical said, “The Company continues to progress toward our goal of filing a Biologics License Application (BLA) with the U.S. Food and Drug Administration (FDA) later this year for our injectable influenza vaccine.  In support of this goal, the Company will be eligible for an accelerated approval, as well as a priority review mechanism with the FDA.  As expected, these activities will result in additional expenses as we seek licensure of Fluviral for the U.S. market.  The resulting loss this quarter is consistent with this level of activity and in-line with our expectations.”

“The Company also strengthened the cash position as a result of the sale and lease back transactions relative to our Laval and Northborough facilities.  We ended the quarter with more cash than we had at the beginning of the period.  The strong cash balance ideally positions the Company to advance not only our injectable flu vaccine, but also the other vaccines in our pipeline,” continued Mr. Patrick.

The Company’s first quarter financial report will be available on our web site and at www.sedar.com.

Highlights of the Company’s progress during the first quarter and a general company update will be discussed on a conference call/web cast to be held Monday, May 16 at 5:00 pm Eastern. The presentation can be accessed by dialing 604-677-8677 or at the Company’s website at www.idbiomedical.com. A recording of the call will be available until May 30th by dialing 416-640-1917 and entering the code 21123931#.

CONDENSED FINANCIAL RESULTS

The Company recorded a net loss of $27.6 million ($0.64 per share) for the three months ended March 31, 2005 compared to a net loss of $10.9 million ($0.26 per share) for the three months ended March 31, 2004. The results from operations include the activities of the acquired vaccine business from Shire beginning September 10, 2004.

For the three months ended March 31, 2005, the Company’s revenue totaled $12.8 million compared to $1.5 million for the three months ended March 31, 2004.

Product sales revenue in the amount of $6.9 million was recorded for the three months ended March 31, 2005 compared to $0 for the three months ended March 31, 2004. This revenue primarily relates to the sales of the Company’s NeisVac-C vaccine to the Canadian government. The Company had no product sales prior to the acquisition of Shire.

Research and development contract revenue in the amount of $4.3 million was recorded for the three months ended March 31, 2005 compared to $0.8 million for the three months ended March 31, 2004. Research and development contract revenue includes revenue recognized as a result of the Shire Funding Facility to support the development of the non-flu vaccine candidates acquired from Shire. Revenue recognized from the Shire Funding Facility totaled $4.25 million for the three months ended March 31, 2005. The Company determined that these amounts are appropriate to recognize as revenue since the amount and date of repayment of these advances are not known and there is no requirement to repay any advances if the early stage, non-flu vaccine candidates acquired from Shire are not successful. Other research and development contract revenue totaling $0.05 million for the three months ended March 31, 2005 and $0.8 million for the same period in 2004 is a result of agreements executed during 2003 with Dynport Vaccine Company for the development of an antigen for a injectable subunit plague vaccine.

Previously deferred licensing revenue in the amount of $0.7 million was recognized for the three months ended March 31, 2005, compared to $0.7 million for the three months ended March 31, 2004. Based on the Company’s current licensing agreements, amortization of deferred licensing revenue is expected to continue at the present amount through October 2006. The amortization of deferred licensing revenue does not result in additional cash to the Company.

Other revenue, consisting primarily of the pandemic readiness fees under an agreement with the Government of Canada and other fees to store and distribute vaccines under an agreement with the Quebec Ministry of Health, totaled $0.9 million for the three months ended March 31, 2005 compared to $0 for the three months ended March 31, 2004. Other revenue increased as a result of the Shire acquisition.

Cost of product sales for the three months ended March 31, 2005 includes the expenses related to the distribution of NeisVac-C, costs related to pandemic readiness fees classified as other revenue, and other revenue related costs. Cost of product sales was $6.2 million for the three months ended March 31, 2005 compared to $0 for the three months ended March 31, 2004. Prior to the acquisition of Shire, the Company did not have any cost of products sales.

Research and development expenses increased $12.1 million or 119%, to $22.2 million for the three months ended March 31, 2005 compared to the three months ended March 31, 2004. The increase in research and development expenses in 2005, compared to the same period in 2004, is a result of the clinical development programs acquired from Shire, predominantly the costs being incurred in support of the U.S. licensure of the Company’s injectable influenza vaccine, Fluviral. Also impacting research and development expenses is the clinical cost associated with advancing our other lead development programs, and the funding of our early stage development programs. Included in research and development expenses is stock-based compensation expense totaling $1.1 million and $0.4 million for the three months ended March 31, 2005 and 2004 respectively.

Research and development tax credits and grants include amounts received or receivable from Technology Partnerships Canada (“TPC”), National Institutes of Health (“NIH”) and provincial government investment tax credits. Research and development tax credits and grants were $1.53 million for the three months ended March 31, 2005 compared to $0.3 million for the three months ended March 31, 2004. There were $0.29 million in TPC grants recognized for the three months ended March 31, 2005 compared to $0 million for the three months ended March 31, 2004. NIH grants totaled $0.89 million for the three months ended March 31, 2005. There were no NIH grants during the three months ended March 31 2004. Provincial government investment tax credits totaled $0.35 million for the three months ended March 31, 2005 as compared to $0.3 million for the three months ended March 31, 2004.

Selling, general and administrative expenses increased $4.7 million, or 204% to $7.0 million for the three months ended March 31, 2005 compared to the three months ended March 31, 2004.  This increase is primarily the result of the selling and administrative employees acquired in the Shire acquisition. Also contributing to the increase is cost related to our Sarbanes-Oxley reporting compliance and stock-based compensation. Stock-based compensation expense totaled $1.2 million and $0.5 million for the three months ended March 31, 2005 and 2004 respectively.

Depreciation and amortization expense relates to facilities and equipment and medical technology and other assets. Depreciation and amortization expense increased $2.8 million, or 258% to $3.9 million for the three months ended March 31, 2005 compared to the three months ended March 31, 2004. These increases are directly related to the value of the assets acquired in the Shire acquisition.

Investment income decreased $0.1 million to $0.8 million for the three months ended March 31, 2005 compared to the three months ended March 31, 2004.

The Company recorded a foreign exchange gain of $0.5 million for the three months ended March 31, 2005 as compared to loss a $0.01 million for the three months ended March 31, 2004. This foreign exchange gain is a result of the U.S. denominated Shire Funding Facility related to flu advances and the financing transaction used to repurchase the Shire subscription receipts.

The Company recorded interest expense and other finance charges of $3.9 million for the three months ended March 31, 2005 compared to $0.01 million for the three months ending March 31, 2004. The increase in interest expense and other finance charges is a direct result of the flu advances, received under the Shire Funding Facility and the interest expense and finance charges associated with the financing transaction that closed on January 5, 2005.

Consolidated Balance Sheets

(Expressed in Canadian dollars)

March 31, 2005 and December 31, 2004

	March 31, 2005	December 31, 2004
	(Unaudited)	(Audited)

Assets
Cash and cash equivalents	$150,149,684	$105,068,973
Other current assets	39,239,599	44,611,681
	189,389,283	149,680,654
Long-term receivable	468,278	468,278
Facilities and equipment	145,127,980	186,110,643
Investment	413,644	413,644
Medical technology and other assets	32,427,517	33,358,944
Deferred charges	1,156,124	—
Goodwill	771,314	771,314
	$369,754,140	$370,803,477

Liabilities and Shareholders’ Equity
Current liabilities	$102,586,970	$95,978,227
Deferred revenue	10,920,657	11,101,339
Long-term debt	122,841,858	37,043,350
Obligation under capital lease	10,671	18,444
Shareholders’ equity	133,393,984	226,662,117
	$369,754,140	$370,803,477

Consolidated Statements of Operations

(Expressed in Canadian dollars)

For the three months ended March 31, 2005 and 2004

	2005	2004
	(Unaudited)	(Unaudited -
		Restated*)
Revenue:
Product sales	$6,875,539	$—
Research and development contracts	4,316,368	843,167
Licensing	689,002	690,259
Other	881,366	—
	12,762,275	1,533,426
Expenses and other:
Cost of product sales	6,195,305	—
Research and development	22,248,075	10,139,014
Research and development tax credits and grants	(1,530,584)	(278,547)
Selling, general and administrative	6,993,108	2,299,904
Depreciation and amortization	3,892,998	1,086,824
	37,798,902	13,247,195
Loss from operations	(25,036,627)	(11,713,769)
Other income (expenses):
Investment income	844,646	905,760
Foreign exchange gain (loss)	505,681	(11,816)
Interest expense and other finance charges	(3,875,563)	(12,156)
Loss on disposal of medical technology and other assets	—	(26,744)
	(2,525,236)	855,044
Loss before income taxes	(27,561,863)	(10,858,725)
Income taxes	—	—
Loss for the period	$(27,561,863)	$(10,858,725)
Basic and diluted loss per common share	$(0.64)	$(0.26)
Weighted average number of shares outstanding	42,771,749	41,967,540

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

For the three months ended March 31, 2005 and 2004

	2005	2004
	(Unaudited)	(Unaudited -
		Restated)

Cash provided by (used in) operations:
Loss for the period	$(27,561,863)	$(10,858,725)
Items not affecting cash	8,528,445	2,119,038
Net changes in non-cash working capital balances	5,716,236	(2,600,602)
Cash used in operating activities	(13,317,182)	(11,340,289)
Cash used in investment activities	38,021,092	1,123,152
Cash provided by financing activities	20,376,801	143,326

Increase (decrease) in cash and cash equivalents	45,080,711	(10,073,811)
Cash and cash equivalents, beginning of period	105,068,973	149,087,649

Cash and cash equivalents, end of period	$150,149,684	$139,013,838

About ID Biomedical

ID Biomedical is an integrated biotechnology company dedicated to the development of innovative vaccine products.  It operates in research, development, manufacturing, sales and marketing from its facilities in Canada and in the United States.  ID Biomedical is dedicated to becoming a premier vaccine company with significant marketed products worldwide and an extensive pipeline in both clinical and preclinical development.

ID Biomedical has a leading position in the Canadian influenza vaccine market.   It received a ten-year mandate from the Government of Canada in 2001 to assure a state of readiness in the case of an influenza pandemic and provide influenza vaccine for all Canadians in such an event.  It also currently supplies approximately 75% of the Canadian government’s influenza vaccine purchases.

For further information on ID Biomedical, please visit the Company’s website at www.idbiomedical.com.

*NeisVac-C is a trademark of Baxter International Inc. and is used under license.

The information in this news release contains so-called “forward-looking” statements. These include statements regarding ID Biomedical’s expectations and plans relating to the integration of the vaccine business acquired from Shire,  statements about ID Biomedical’s expectations, beliefs, intentions or strategies for the future, which may be indicated by words or phrases such as “anticipate”, “expect”, “intend”, “plan”, “will”, “we believe”, “ID Biomedical believes”, “management believes”, and similar language. All forward-looking statements are based on ID Biomedical’s current expectations and are subject to risks and uncertainties and to assumptions made. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include: (i) the company’s ability to successfully integrate the Shire vaccine business; (ii) the company’s ability to successfully complete preclinical and clinical development of its products; (iii) the company’s ability to manufacture its products; (iv) the seasonality of the flu-vaccine business and related fluctuations in the company’s revenues from quarter to quarter; (v)  decisions, and the timing of decisions, made by the health regulatory agencies regarding approval of its products for human testing; (vi) the company’s ability to enter into distribution agreements for its products, and to complete and maintain corporate alliances relating to the development and commercialization of its technology and products; (vii) market acceptance of its technologies and products; and (viii) the competitive environment and impact of technological change and other risks detailed in the company’s filings with the Securities and Exchange Commission.  ID Biomedical bases its forward-looking statements on information currently available to it, and assumes no obligation to update them.

For further information, please contact:

Investor Relations/Media

Dean Linden	Michèle Roy
(604) 431-9314	(450) 978-6313
dlinden@idbiomedical.com	mroy@idbiomedical.com